隆 化 县 生 物 质 发 电 厂 项 目
投资建设协议书

LongHua county BIOMASS ENERGY

Power plant Project

Investment and Construct

AGREEMENT

甲方：隆化县人民政府

乙方：北京金润泰和商贸有限公司

美国中华电力有限公司(CHINA POWER I

NC)

Party A: LongHua government

Party B: BeiJing JinRenTaiHe Trade Ltd.

CHINA POWER INC. （USA）

二 OO 七年十月十日：2007/10/10

甲方：隆化县人民政府

（以下简称甲方）

Party A: LongHua government

(Party A)

乙方：北京金润泰和商贸有限公司

　　　美国中华电力有限公司(CHINA POWER INC)

（以下简称乙方）

Party B: BeiJing JinRenTaiHe Trade Ltd.

　　　CHINA POWER INC. （USA）

　　(Party B)

　　按照可持续发展战略及循环经济建设的要求，为加快可再生资源的利用，鉴于甲方具有丰富的包括秸秆在内的农作物生物质资源，鉴于乙方有能力以自有技术及资金投资建设农作物生物质发电厂，双方经过友好协商和实地考察论证，就投资建设生物质发电厂达成如下合作协议：

According to continuing development strategy and circulation economy building requirements, for accelerating the utility of renewable resource, whereas Party A has plenty of biomass resource , including corn - straw, whereas Party B has the ability to invest and build BIOMASS ENERGY power plant with technology and financing, both of the party agree to the following THIS AGREEMENT FOR FURTHER cooperation of investment and building BIOMASS ENERGY power plant, after friendly negotiation and fieldwork demonstration, BOTH PARTIES HAVE REACHED AGREEMENT/TERMS AS FOLLOWING:

一、项目规模 Project Scale

根据甲方辖区内根据秸秆和荒山资源规划，乙方投资建设一座日处理能力为 1000 吨生物质、发电容量约为 2×2.5 万千瓦的生物质发电厂，投资总额约为 58000 万人民币，项目名称定为"隆化绿色能源有限公司隆化生物质发电厂"。

According to Party A's authorized areas and the development plan for straw（CORN) and uncultivated mountain resource, Party B invest to build a BIOMASS ENERGY Power plant, which can treat BIOMASS /STRAW FOR 1000 ton/day and generate electricity POWER FOR 50 MW (= 2×25,000 KW), the total INVESTMENT is about RMB 580 million Yuan（CHINA CURRENCY），and named the project as "LongHua GREEN ENERGY CO. LTD /LongHua Biomass ENERGY power plant".

二、建 设 地 点 Construction Location

经过实地考察，该发电厂厂址选在隆化县汤头沟镇河洛营村，占地面积 200 亩。

After field work/trips, this BIOMASS ENERGY power plant is located at LongHua county TangTouGou Town LuoYing village. TOTAL LANDS POSITION IS 200 MU (1 MU = 667 SQ.METERS)

三、建设时间 Construction Time

本项目自核准之日起正式实行，建设期两年，预计于 2009 年 12 月 30 日前建设完成。

UPON FURTHER GOVERNMENT'S APPROVAL FOR CONSTRUCTION FOR THIS BIOMASS ENERGY PROJECTS, THE TOTAL CONSTRUCTION TERM IS 2 YEARS. THE EXPECTED/ESTIMATED COMPLETION FOR THE FULL CONSTRUCTION FOR FULLY PRODUCTION FOR THIS BIOMASS PROJECT IS BEFORE DEC. 30 2009.

四、双方责任 Both Responsibility

甲方责任：

Party A Responsibility:

1、负责与国家、省、承德市各主管部门协调，根据甲、乙双方确定的建设规模、用水量、用地面积、环保指标、电价、上网电

量、国家有关规定及项目建设方案，在乙方提供相关资料后，甲方完成项目的核准手续及征地组卷，并协助办理其它相关部门的必要批文或手续。

It has the responsibility to negotiate with country、province and ChengDe City charge department, according to both of the party assurance content, which includes construction scale、water consume capacity、terra impropriating acreage、environmental protection standard、electrovalence、net electrical capacity、nationality prescribe and project constriction scheme, after Party B supporting related files, Party A will complete project approving procedure and terra expropriation documents and assist to transact else related department necessary approve document and procedures.

2、负责协调各有关部门，帮助乙方办理项目主体公司登记注册，并完成核准后项目的前期有关工作。

It has the responsibility to negotiate with each department and assist Party B to transact with registration of main body company in the project. It should complete prophase related work of the approved project.

3、凡国家、省、承德市、隆化县政府规定的优惠政策，甲方

5

按照最优惠规定给予乙方，不重复享受。减免乙方建设期间县本级的行政性收费（必需的费用除外）。市级以上相关收费部门协助降至最优惠。

All of the official preferential policy from country、province、 ChengDe City and LongHua county，Party A should give to Party B according to the most preferential policy，taking non- repeatedly。 Cancel the administration charge in county self-class during the time of Part B construction period (Excluding necessary charge). ASSIST TO NEGOTIATE TO ACHIEVE FOR ALL THE city class/ departments related charges will be reduced to the minimum with the best benefit.

4、负责取得国家有关政策规定的合理上网电量。

It has the responsibility to get THE APPROVAL FROM THE STATE GOVERNMENT AS RELATED POLICIES APPROVED FOR THE the reasonable electrical capacity /electricity prices

5．200 亩生物质发电厂的建设用地，按国家规定工业用地地价最低 5.6 万元人民币/亩，为鼓励乙方投资，甲方承担 3 万元人民币/亩，乙方承担 2.6 万元人民币/亩。在项目立项核准后，开始进行征地组卷时，甲方支付 820 万元人民币，乙方先期支付 300 万元人民币到规定帐户报批土地。待省批复下达县后，乙方将剩余

的 220 万元一次性支付甲方，甲方在九十天内向乙方发放土地使用证，乙方拥有 50 年土地使用权。

The BIOMASS ENERGY power plant has the total lands position for 200 MU (1MU = 667 SQ.METERS), according to the STATE GOVERNMENT POLICIES FOR INDUSTRIAL LANDS, the lowest charge for industry LANDS is RMB 56,000 Yuan/Mu , for encouraging Party B's further investment, Party A agrees to pay for 26,000 Yuan /MU for party B. After approv a l f r o m   t h e   P R O V I N C I A L   G O V E R N M E N T , Party A should pay RMB 8.2 million Yuan, Party B should pay RMB 3 million Yuan in advance to the ordained account to declare glebe / l a n d s   o w n e r s h i p / r i g h t s . After province approving and sending to county, Party B pay the left RMB 2.2 Yuan to Party B in one time, Party A should provide Party A the   l a n d s / 2 0 0 m u ' s   certificate in 90 days, Party B will possess the ２０ ０ MU

L A N D S right for 50 years   A S   S T A T E   G O V E R N M E N T   L A N D S   P O L I C Y .

6、甲方在项目建成后从乙方开始纳税的年度起，每年县财政按乙方纳税总额的 10％作为企业发展基金支付乙方，主要用于乙

方征地费用 520 万元和 15－20 万亩速生植物种植基地建设费用 150－200 万元，总额达到 670－720 万元人民币为止。

After THIS BIOMASS ENERGY COMPLETED INTO FULL PRODUCTION,

IN THE 1ST YEAR PRODUCTION FOR ELECTRICITY POWER, PARTY A 'S FINANCE DEPARTMENT WILL PAY BACK FOR THE 10%

OF THE TOTAL TAX PAID BY PARTY B －BACK TO PARTY B : MAINLY TO PAY BACK TO PARTY B：WHICH PARTY PAID FOR THE LANDS

（200MU）COST：5，200，000 YUAN FROM PARTY B AND 10－15MU LANDS （FOR STRAW－CORN）BASE）COST FOR 1，500，000 YUAN －2，000，000 YUAN：TOTAL 6，700，000 －7，200，000 YUAN：RESULTS：THE TOTAL LANDS FOR PARTY B：200 MU PLUS 10－15MU ＝215 MU LANDS WILL BE

TOTALLY "FREE OF CHARGE"EVENU TALLY：AFTER THE PARTY A：PAYING BACK THE TAX TO PARTY B：BENEFICIAL POLICIES FOR BIOMASS ENERGY PROJECTS。

7、负责按照项目的建设进度需要完成项目厂址的四通一平建设。并对生产运行后协调正常使用。

It has the responsibility to complete the construction of extending in four directions and one plane of the project address, according to the construction schedule. It also has to harmony using naturally after producing running.

8、甲方协助乙方以承包、租赁或购买的方式获得 15－20 万亩速生植物种植基地，使用期限为 50 年，按照每亩 10 元的原则，费用总计 150－200 万元，由乙方支付，甲方负责落实，超出部分由甲方承担，并协助将种植基地尽量纳入国家支持项目，取得国家相应的政策支持。(种植基地范围见附件一)。

Party A should assist Party B to achieve ／ obtain for additional 10－15mu （1mu ＝667 sq.meter）lands as the BASE TO GROW STRAW REPIDLY：LANDS R

IGHTS FOR 50 YEARS：COST FOR 1，500，000 －2，000，000 YUAN WILL BE PAID BY PARTY B, AND PARTY A WILL RESPONSIBLE FOR GETTING/APPROVAL/OBTAINING THE LANDS：ANY COST FURTHER ：PARTY A WILL PAY FOR IT. PARTY A WILL ALSO Assist to HAVE THIS BIOMASS ENERGY PROJECTS TO BE APPROVED/INCLUDED INTO "CHINA STATE GOVERNMENT SUPPORTING PROJECTS",AND ALSO TO HAVE FURTHER GOVERNMENT RELATED POLICIES' SUPPORTS。

9、发电厂建成投产后，根据《中华人民共和国固体废物环境防治法》，依法禁止县境内任何随意露天焚烧处理农作物秸秆的行为，承诺隆化县境内的农作物秸秆资源优先配置给该项目，并帮助乙方在隆化县境内建立燃料（农作物秸秆）采购、整合以及运输网络，保证该项目所需要的农作物秸秆的充足供应。

After THE full completion/prod

uction of this BIOMASS ENERGY power plant, according to 《The people's republic of china solid rubbish environment prevention and cure law》，following law, to forbid the action／BEHAVIORS FOR burning the cORN－straw in the county，PARTY A promiseS TO PROVIDE PARTY B WITH "STRW REOURCES SUPPLY"FOR THIS BIOMASS ENERGY PROJECTS， AND ALSO ASSIST TO ESTABLISH "STRAW－FUEL"'S PURCHASING －CONSOLIDATION －TRANSPORTATION －NET ： TO ENSURE FOR THE PLENTY "STRAW －FUEL" SUPPLY TO PARTY B'S BIOMASS ENERGY PROJECTS.

10、在生物质发电厂建设期间，甲方允许乙方在建设场地上打井作为施工用水。在生物质发电厂完工前，甲方负责提供日取水4000吨的水源井及相关输水管道，工厂运行后保证向工厂供水，前三年免收水费。第四年开始水资源费40000元人民币/年。在任何一个三年周期内，甲方保证水价调整幅度不超过10%。

During the construction period of BIOMASS ENERGY power plant, Party A permits Party B to make well on the construction ground for construction consuming water. Before completing of the BIOMASS ENERGY power plant, Party A RESPONSE FOR providing wellhead wells, which PROVIDE WITH 4000 ton water per day, and transposition pipelines, confirm offering water to the industry after the industry running, free for water charge in fIRST－three years. Beginning at the fourth year, water resource charge is RMB 40 thousand Yuan/ year. IN any three years periods, Party A ensure the water price's adjustment will be not higher than 10% （infalation for water price）

11、保证乙方在隆化县独家投资建设运营生物质发电厂的权利，不再批准建设同类原料的项目。

It is pledged that Party B as the sole company, which has the power to investigating and constructing to EXECUTE / DEVELOP THE BIOMASS ENERGY power plant in LongHua county; AGREE TO not have any similar BIOMASS ENERGY P

ROJECTS IN LONG－HUA COUNTY（EXCLUSIVE RIGHTS）．

12、在乙方的建设和运行过程中，甲方有责任出面协调有关周边及外围环境。

During the period of construction / DEVELOPEMENT OF THIS BIOMASS ENERGY PROJECTS, Party A has the responsibility to COORDINATION FOR THE environments ISSUES.

乙方责任：

Party B Responsibility:

1、在本协议签订生效后，立即安排项目的筹建准备工作。

After THIS AGREEMENT SIGNED FOR EFFECTIVE, Party B should arrange to prepare FOr construct and preparation work of the BIOMASS project immediately.

2、积极配合甲方，完成项目有关文件的编制及项目核准申请报告、环评、选址等工作。

It should cooperate with Party A actively, to complete project related document workout and project approving apply report、environment appraise、locations selecting and etc。

3、负责向甲方提供 165 万元项目保证金。如果甲方在半年时间内完成项目的核准手续和征地组卷工作，项目保证金作为甲方的工作费用。如果甲方在半年时间内没有完成所有项目的核准手续和征地组卷工作，项目保证金退还乙方。

PARTY B WILL responsibLE TO PROVIDE RMB 1.65 million Yuan TO PARTY A FOR FURTHER FULL COMPLETION GOVERNMENT approving procedure and documents FOR FURTHER CONSTRUCTIONS FOR THIS BIOMASS ENERGY PROJECTS：PARTY A WILL COMPLETE FOR PARTY B'S BIOMASS PROJECT CONSTRUCTION PERMITS/APPROVAL WITHIN half of the year.

4、项目的建设费用由乙方负责筹集。项目公司的组建将按照有关要求完成注册等手续。

Project construction charge will raise money by Party B. organization and construction of Project Company will complete register and etc. procedure following related require.

5、乙方保证使用瑞威公司最新的 CAPS 热分解技术建设生物质发电厂，并保证按国家环保要求，做到污水、尾气、排渣达到国家环保排放标准。

Party B ＥＮＳＵＲＥ to use ＲＩＣＨＷＡＹ′Ｓ newest － CAPS heat decompose technology to build BIOMASS ENERGY power plant and ＥＮＳＵＲＥ ＴＯ ＭＥＥＴ

ＷＩＴＨ the requirement of nation a l environment protection ｐｏｌｉｃｉｅｓ and To reach environment protection standard s ： for sewage、tail gas and waste residue letting.

6、保证为该项目提供的生物质发电工艺和设备在设计和制造技术、工艺流程、测试和检验等技术上符合本合同要求的产品质量和生产能力。

It e n s u r e s t o p r o v i d e / support BIOMASS ENERGY power plant ：ｗｉｔｈ

techn o l o g i e s and equipments for this ＢＩＯＭＡＳＳ ， ＡＮＤ ＡＬＳＯ ＷＩＴＨ ＴＨＥ project design and production technology、technic a l flow、testing、checking and etc. Technologies, that all accords to this

ＡＧＲＥＥＭＥＮＴ required product i o n quality and

production ability／ｃａｐａｃｉｔｙ.

7、负责现场施工、设备安装、调试以及试生产。

It has the responsibility on scene construction、equipment installation、debugging and test production.

8、负责招募合格的员工，保证该电厂的设备正常运转及所有运行设备的维修维护。当该厂投入正常运营时，乙方将保证该厂拥有一支合格高素质的员工队伍。

It responds on recruiting eligible employee and pledges this power plant equipment running in normal condition and all maintain and maintenance works. At the normally running time of this factory, Party B should pledge there was an eligible high-ＱＵＡＬＩＴＹ－ employee group.

9、承担该厂所有的水、电、气费用及通讯费用。

It assumes all water、electricity、gas and communication charges in this factory.

10、乙方对其缴纳的出资额和对乙方的债务承担责任，享得利润、承担风险及亏损。

ＰＡＲＴＹ　Ｂ　ｗｉｌｌ　ｒｅｓｐｏｎｓｉｂｌｅ　ｆｏｒ　ｉｔｓ　ｏｗｎ　ｉｎｖｅｓｔｍｅｎｔｓ　／ｄｅｂｔｓ　／ｏｂｌｉｇａｔｉｏｎｓ,ａｓ　ｗｅｌｌ　ａｓ　ＰＲＯＦＩＴＳ,　ＲＩＳＫ／ＬＯＳＳ.

11、在项目用地范围内，建设与该项目有关的其他项目。

within THE BIOMASS PROJECTS LANDS AREAS, it has the right to construct projects WHICH ARE related to this biomass energy project.

五、本协议书未尽事宜，甲乙双方签订补充协议，具有同等法律效力。 ANY OTHER ISSUES NEED TO BE DEFINED, BOTH PARTIES CAN SIGN/EXECUTE FURTHER ADDITIONAL AGREEMENTS：ALL WILL BE LEGALLY EFFECTIVE.

六、本协议书一式六份，甲方执两份乙方执四份。

This agreement has six ORIGINAL COPIES, Party A holds two ORIGINAL COPIES and Party B holds four ORIGINAL COPIES.

甲方: 乙方:
隆化县人民政府   北京金润泰和商贸有限公司
Party A: Party B:
LongHua County civil   BeiJing JinRenTaiHe Trade
government   Ltd.

代表签字: 代表签字:
AN AUTHORIZED AN AUTHORIZE

S I G N A T U R E / S E A L D S I G N A T U R E /
E D   S E A L E D

美 国 中 华 电 力 有 限 公 司
(CHINA POWER INC)

代表签字：

日期：2007 年 10 月 10 日